Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

Dollars in millions

	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003	December 31, 2002
		(As Restated)	(As Restated)	(As Restated)	(As Restated)
Earnings:
Earnings from Continuing Operations	$6,984	$5,080	$3,858	$2,671	$1,969
Add back:
Fixed charges	533	294	168	137	131

Total earnings	$7,517	$5,374	$4,026	$2,808	$2,100

Fixed Charges:
Interest, capitalized and expensed	$456	$241	$128	$95	$90
Interest component of rental payments	63	46	36	40	39
Amortization of debt discount and debt expense	14	7	4	2	2

Total fixed charges	$533	$294	$168	$137	$131

Ratio of Earnings to Fixed Charges	14.1	18.3	24.0	20.5	16.0

For purposes of computing this ratio, earnings represent income from continuing operations. Fixed charges represent interest expense including amounts capitalized plus the interest factor in rental expense.

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

Dollars in millions

	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003	December 31, 2002
		(As Restated)	(As Restated)	(As Restated)	(As Restated)
Earnings:
Earnings from Continuing Operations	$6,984	$5,080	$3,858	$2,671	$1,969
Add back:
Fixed charges	533	294	168	137	131

Total earnings	$7,517	$5,374	$4,026	$2,808	$2,100

Fixed Charges:
Interest, capitalized and expensed	$456	$241	$128	$95	$90
Interest component of rental payments	63	46	36	40	39
Amortization of debt discount and debt expense	14	7	4	2	2
Convertible Preferred Stock Dividends	—	—	—	—	—

Total fixed charges	$533	$294	$168	$137	$131

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	14.1	18.3	24.0	20.5	16.0

For purposes of computing this ratio, earnings represent income from continuing operations. Fixed charges represent interest expense including amounts capitalized plus the interest factor in rental expense and any preferred stock dividend requirements, adjusted to a pretax basis.